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SEC
Mail Processing
Section
FEB 08 2021
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69179

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Big Sky Energy Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4801 BONITA BAY BLVD
(No. and Street)

BONITA SPRINGS (City) FL (State) 34136 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith Beck 612-232-6167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr (Address) Sugar Land (City) TX (State) 77498 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judith Beck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Big Sky Energy Capital, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALWA S. AMEEN NOTARY My Comm. Expires October 4, 2024 No. HH 50397 PUBLIC STATE OF FLORIDA

Signature

PRINCIPAL FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Big Sky Energy Capital, LLC

(A Limited Liability Company)

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
Big Sky Energy Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Big Sky Energy Capital, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the 2020 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Big Sky Energy Capital, LLC as of December 31, 2020 and the results of its operations and its cash flows for the 2020 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Big Sky Energy Capital, LLC's management. Our responsibility is to express an opinion on Big Sky Energy Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Big Sky Energy Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Big Sky Energy Capital, LLC's financial statements. The supplemental information is the responsibility of Big Sky Energy Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Big Sky Energy Capital, LLC's auditor since 2020.

Sugar Land, Texas

1/29/2021

Big Sky Energy Capital, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	10,877
Deposits and retainers		35
Prepaid expenses		743
Total assets	$	11,655

Liabilities and Members' Equity

Liabilities

Total liabilities	$	0
Commitments and contingencies		
Members' equity		
Members' equity		11,655
Total members' equity		11,655
Total liabilities and members' equity	$	11,655

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Statement of Income
For the Year Ended December 31, 2020

Revenues		
Fee income	$	0
Interest income		2
Total revenues		2
Expenses		
Advertising and marketing		6,650
Computer and internet		2,550
CRM and website		3,150
Insurance		11,105
Office supplies and expense		2,550
Professional fees		5,300
Regulatory		3,312
Telephone		1,200
Travel and meals		3,900
Other operating expenses		190
Total expenses		39,907
Net loss	$	(39,905)

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

	Members' Equity
Balance at December 31, 2019	$ 30,560
Members' contributions	21,000
Net loss	(39,905)
Balance at December 31, 2020	$ 11,655

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flow from operating activities:		
Net loss		$ (39,905)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Deposits and retainers	$ (20)	
Total adjustments		(20)
Net cash provided by (used in) operating activities		(39,925)
Net cash provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital contributions	21,000	
Net cash provided by (used in) financing activities		21,000
Net increase (decrease) in cash		(18,925)
Cash at beginning of year		29,802
Cash at end of year		$ 10,877

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements.

Big Sky Energy Capital, LLC
Notes to Financial Statements
December 31, 2020

Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Big Sky Energy Capital, LLC (the "Company") was organized in the State of Florida on August 15, 2012. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including advising on and/or facilitating the sale of oil and gas interests, private placement of securities (with an emphasis on the oil and gas industry), and merger & acquisition advisory services.

Big Sky Energy Capital, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR §240.17a-5(d)(1) and (4).

Big Sky Energy Capital, LLC files an exemption report because the company's activities, providing merger and acquisition advisory services and arranging private placements of capital, qualify for exemption under this Rule. During the report period the company (a) did not directly or indirectly receive or hold for, or otherwise owe funds or securities to, customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB accounts (as defined in rule 15c3-3). Big Sky Energy Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exception.

Summary of Significant Accounting Policies

Use of estimates – The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are stated at face amount, less any allowance for bad debts.

Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition – The Company earns revenue through retainer fees, success fees, consulting services and client reimbursed expenses.

Retainer fees – For most engagements, clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed, which corresponds with the short-term nature of the Company's associated performance obligations.

Consulting fees – The Company bills and recognizes revenues for consulting services periodically as the services are performed, in accordance with the terms of its agreement with the client.

Success fees – Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed, the Company's performance obligations are completed, and collection is determined probable.

Client reimbursed expenses – The Company recognizes reimbursable expenses and the related reimbursement in the period in which they are incurred; these expenses are billed periodically in accordance with the terms of the agreement with the client.

Income taxes – The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in these financial statements.

Note 2: ACCOUNTS RECEIVABLE

At December 31, 2020, the Company had no outstanding accounts receivable.

Note 3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, the Company utilized office space and furnishings provided by its two officers at no cost. The Company shared this space and certain other general and administrative expenses with Big Sky Energy Advisors, LLC ("BSEA"), a company under common ownership. The parties had in place an expense sharing agreement whereby phone, computer/internet, CRM, insurance, marketing, office supplies and travel expenses were shared based on actual and estimated costs. The Company paid $30,500 to BSEA under this arrangement for the year ended December 31, 2020.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

Note 5: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition date for matters requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company's office space is provided under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $10,877, which was $5,877 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness ($0) to net capital was not applicable since the Company had no aggregate indebtedness, which is less than the 15 to 1 maximum allowed.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's unaudited December 31, 2020 FOCUS filing.

Note 8: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020, the IRS has not proposed any adjustment to the Company's tax position.

Note 9: GOING CONCERN

As needed, the Company's officers contribute capital to fund Company operations and maintain compliance with net capital requirements.

Big Sky Energy Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to SEA Rule 15c3-1
As of December 31, 2020

Computation of net capital		
Members' equity	$ 11,655	
Total members' equity		$ 11,655
Less: Non-allowable assets		
Deposits and retainers	35	
Prepaid expenses	743	
Total non-allowable assets		(778)
Net capital		10,877
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 0	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 5,877

Ratio of aggregate indebtedness to net capital: N/A – aggregate indebtedness is $0

There were no material differences between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated December 31, 2020.

See report of independent registered public accounting firm.

Big Sky Energy Capital, LLC
Schedule II – Computation for Determining of Reserve Requirements Pursuant to SEA Rule 15c3-3
As of December 31, 2020

A computation of reserve requirements is not applicable to Big Sky Energy Capital, LLC as the Company qualifies for exemption under Rule 15c3-3.

See report of independent registered public accounting firm.

Big Sky Energy Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements Pursuant to SEA Rule 15c3-3
As of December 31, 2020

Information relating to possession or control requirements is not applicable to Big Sky Energy Capital, LLC as the Company qualifies for exemption under Rule 15c3-3.

See report of independent registered public accounting firm.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Big Sky Energy Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Big Sky Energy Capital, LLC states that the Company file an exemption report because The Company provides placement agent and referral service for capital raising; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); and (2) Big Sky Energy Capital, LLC stated that Big Sky Energy Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Big Sky Energy Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Big Sky Energy Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

1/29/2021

BIG SKY | ENERGY CAPITAL LLC

INVESTMENT BANKING

Exemption Report

December 31, 2020

Big Sky Energy Capital, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR §240.17a-5(d)(1) and (4).

Big Sky Energy Capital, LLC files an exemption report because the company's activities, providing merger and acquisition advisory services and arranging private placements of capital, qualify for exemption under this Rule. During the report period the company (a) did not directly or indirectly receive or hold for, or otherwise owe funds or securities to, customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB accounts (as defined in rule 15c3-3). Big Sky Energy Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exception.

Big Sky Energy Capital, LLC

By:

JBeck

Judith Beck, EVP